Filed Pursuant To Rule 433

Registration No. 333-209926

June 27, 2016

Gold’s $38B Gorilla Gets Even Bigger Post Brexit

By Suzanne O’Halloran Published June 27, 2016

http://www.foxbusiness.com/markets/2016/06/27/golds-38b-gorilla-gets-even-bigger-post-brexit.html

Great Britain’s surprise vote to bail on the European Union, i.e ‘Brexit’, cost stock investors a record $2 trillion in losses last week, but the event is turning out to be a rainmaker for gold investments, notably the world’s largest gold fund.

The SPDR Gold Trust ETF (GLD), commonly referred to as GLD, raked in $778 million in new assets on Friday, according data provided to FOXBusiness.com by parent company State Street Global Advisors (STT). That’s the strongest day for inflows since early August 2011 when the United States’ credit rating was downgraded from AAA by Standard & Poor’s and the world was dealing with fears of a European sovereign-debt crisis.

Brexit May Lift SPDR Gold (GLD) ETF +9% In 4 Weeks | FindTheCompany

In tandem with inflows, the price of gold has seen the largest two day percentage gain, 4.8%, since August 2011 closing at $1,322.50 an ounce on Monday.

The fund commands nearly $38 billion in assets and countsbig money investors as its top shareholders including BlackRock Financial (BLK) and John Paulson’s hedge fund, Paulson & Co.

While the yellow metal is a predictable safe-haven trade in times of uncertainty Brexit may be icing on the cake for gold this year, which is already benefiting from central banks around the world that are bumbling along to stimulate stagnant economies.

Juan Carlos Artigas, Director Investment Research, World Gold Council, describes the environment before Brexit as being “supportive” for gold telling FOXBusiness.com that Brexit “highlights the importance of gold because central banks still need to diversify and there are not as many candidates.” He makes note of traditional safe-haven currencies, such as the British Pound, which are being whipsawed.

The Bank of Japan (BOJ) already instituted negative interest rates while the European Central Bank (ECB) in March rolled out a fresh round of stimulus efforts. Some economists, including Allianz Chief Economic Advisor Mohamed El-Erian, expect further ECB efforts by year-end. Still he cautioned there isn’t much central banks can do about political uncertainty. That rings true for the Federal Reserve, whose planned rate hikes for 2016 may now be a pipedream thanks to Brexit. As of Monday, the market implied probability for a rate hike at the July 27 meeting has dropped to just 6%, according to the CME’s FedWatch tool.

The challenges facing central banks around the globe may mean a bigger windfall for gold in the coming weeks. Adding to the 24% gain this year.

As investors attempt to wade through the Brexit fallout, central bankers are in damage control mode. Fed Chair Janet Yellen and Bank of England Chief Mark Carney pulled out of the ECB’s economics conference scheduled for this week. El-Erian called the move a wise one.

“You never want to get together with other central bank governors when you don’t know what you are going to say when you come out,” he said during a Monday appearance on FOX Business Network’s Mornings With Maria.

Suzanne O’Halloran is Managing Editor of FOXBusiness.com and a graduate of Boston College. Follow her on @suzohalloran.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.